EXHIBIT 4.2


55 Water Street
New York, NY  10041-0003

Tel 212 438 2000                                               Standard & Poor's
Fax 212 438 5075  A Division of the
                                                           McGraw-Hill Companies

                                 August 14, 2001

Van Kampen Funds Inc.
1 Parkview Plaza
Oakbrook Terrace, IL  60181-5555

         Re: Van Kampen Focus Portfolios Insured Income Trust, Series 84
           -----------------------------------------------------------

         Pursuant to your request for a Standard & Poor's rating on the units of the above-captioned trust, SEC File No. 333-67066, we have reviewed the information presented to us and have assigned a "AAA'"rating to the units of the trusts and a "AAA" rating to the securities contained in the trusts for as long as they remain in the trusts. The ratings are direct reflections, of the portfolios of the trusts, which will be composed solely of securities covered by bond insurance policies that insure against default in the payment of principal and interest on the securities so long as they remain in the trusts. Since such policies have been issued by one or more insurance companies which have been assigned a "AAA" claims paying ability rating by S&P, S&P has assigned a "AAA" rating to the units of the trusts and to the securities contained in the trust for as long as they remain in the trusts.

         Standard & Poor's will maintain surveillance on the "AAA" rating until September 14, 2002. On this date, the rating will be automatically withdrawn by Standard & Poor's unless a post effective letter is requested by the trusts.

         You have permission to use the name of Standard & Poor's Corporation and the above-assigned ratings in connection with your dissemination of information relating to these units, provided that it is understood that the ratings are not "market" ratings nor recommendations to buy, hold, or sell the units of the trusts or the securities contained in the trusts. Further, it should be understood the rating on the units does not take into account the extent to which fund expenses or portfolio asset sales for less than the fund's purchase price will reduce payment to the unit holders of the interest and principal required to be paid on the portfolio assets. S&P reserves the right to advise its own clients, subscribers, and the public of the ratings. S&P relies on the sponsor and its counsel, accountants, and other experts for the accuracy and completeness of the information submitted in connection with the ratings. S&P does not independently verify the truth or accuracy of any such information.

         This letter evidences our consent to the use of the name of Standard & Poor's Corporation in connection with the rating assigned to the units in the registration statement or prospectus relating to the units or the trusts. However, this letter should not be construed as a consent by us, within the meaning of Section 7 of the Securities Act of 1933, to the use of the name of Standard & Poor's Corporation in connection with the ratings assigned to the securities contained in the trusts. You are hereby authorized to file a copy of this letter with the Securities and Exchange Commission.

         Please be certain to send us three copies of your final prospectus as soon as it becomes available. Should we not receive them within a reasonable time after the closing or should they not conform to the representations made to us, we reserve the right to withdraw the rating.

         We are pleased to have had the opportunity to be of service to you. If we can be of further help, please do not hesitate to call upon us.

                                                                      Sincerely,

                                                                  Philip Edwards
                                                               Managing Director